UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press release titled “Banco Santander México Announces that Marcos Martínez Gavica, Chairman of the Board of Directors, Communicates His Intention to Step Down from Such Position.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 2, 2019

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT MARCOS MARTÍNEZ GAVICA, CHAIRMAN OF THE BOARD OF DIRECTORS, COMMUNICATES HIS INTENTION TO STEP DOWN FROM SUCH POSITION

Mexico City, Mexico, May 2, 2019 — Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) announced today that Mr. Marcos Martínez Gavica, Chairman of the Board of Directors, announced his intention to step down from his position in April 2020, after an almost 23 year career at Banco Santander México and its predecessor companies, and as a natural step in a period which has seen the orderly transition in the evolution of the Bank to where it is today.

In accordance with the current nomination policy for Banco Santander S.A. (the "Santander Group") and its subsidiaries, the Santander Group will carry out the selection and nomination of Mr. Gavica’s successor, which will conclude in April 2020.

Marcos Martínez Gavica commented that “having had the opportunity to contribute to building Banco Santander Mexico from practically its beginning is one of my greatest professional and personal satisfactions. For almost 23 years, I have been able to lead a group of people committed to creating the best bank in Mexico and giving their best for the good of our country. First as General Director of the Bank for 19 years and then as Chairman of the Board for almost four years, I have witnessed the transformation and leadership of our bank in Mexico.” He added that “as part of our solid and transparent corporate governance, I communicated my intention to step down from my responsibilities as Chairman of the Board in the future, in order to initiate a succession process that allows an orderly and transparent transition, that contributes to the evolution of our Board and our organization”.

Ana Botín, Executive Chairman of Santander Group, noted that "it has been a privilege to work with Marcos during all of these years. His great work and dedication helped to shape what is now our bank in Mexico, a bank of which we are very proud of at Santander Group. Although there is still a year to go before his departure, I would like to thank him for his almost 23 years of commitment and dedication, and on behalf of the entire Santander Group, I wish him every success in the new phase that will begin once he finishes his responsibilities on our Board.”

The Board of Directors and the management team of Banco Santander México recognized the leadership and the enormous contribution of Ing. Martínez Gavica in building what is today one of the main financial groups in our country, which resulted from the merger of Banco Mexicano and Banca Serfin, in leading the most important equity offerings in the Mexican stock market and the second most important worldwide in 2012, in introducing innovative products and services that transformed the banking industry in Mexico, as well as in having a leading role in the history of banking in our country by having chaired the Mexican Association of Banks in the periods 2005-2007 and 2017-2019.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2019, Banco Santander México had total assets of Ps.1,304 billion under Mexican Banking GAAP and more than 17.0 million customers. Headquartered in Mexico City, the Company operates 1,390 branches and offices nationwide and has a total of 19,291 employees.

Investor Relations Contact

Héctor Chávez López – Managing Director - IRO

+52-55-52691925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx